September 15, 2017

Dear Mr. Rosenberg:

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 1, 2017, relating to the Form 10-K for the fiscal year ended December 31, 2016, (the “Form 10-K”) of Maiden Holdings, Ltd. (the “Company”).

Set forth below is our response to the Staff comment. For your convenience, we have included the comment from the Staff in italicized type and have followed with our response.

Notes to Consolidated Financial Statements

Note 9. Reserve for Loss and Loss Adjustment Expenses, page F-32

1.	Given that you possess detailed actuarial data for claims in your AmTrust Reinsurance segment which are used to establish AmTrust reserves, please provide us separate tables with claims information for the individual lines of business within this segment. The lines of business included and reported within this segment appear to possess dissimilar characteristics that support the case for further disaggregation. Please include an explanation of the additional assumptions and estimations you make in providing this disaggregated data. We note that you report prior period claims development on a line of business basis: for example, the 2016 development was related to program commercial auto as well as program general liability.

As indicated in the Company’s August 1, 2017 letter, Maiden does not receive complete loss details by accident year or by line of business in the cession statements provided by AmTrust for its two inforce contracts but does currently receive separately much more detailed actuarial data including accident year detail which is used to establish AmTrust reserves. The amount of detail included in the actuarial data has increased over time. Since the tables require historical data which was not provided, creating tables showing historical data is not possible without making significant assumptions. The actuarial data is not segregated in the same manner as cession statements, but rather in individual lines of business such as Workers Compensation, General Liability, Commercial Auto, etc. The reserves resulting from the actuarial review of this data are recorded in the same level of detail as the cession statements received from AmTrust.

We are enclosing paid and incurred loss triangles for the following lines of business based upon the Company’s 12/31/2016 reserves for the AmTrust segment:

•	Master Quota Share Workers’ Compensation
•	Master Quota Share Commercial Auto Liability
•	Master Quota Share General Liability
•	Hospital Liability
•	Property, Auto Physical Damage and Miscellaneous

Page | 1

In addition to allocating to accident year to complete the tables in the Company’s Form 10-K, reserves and paid losses are now further allocated to the lines of business using the following assumptions:

•	Paid losses and case reserves are allocated based on the information provided which underlies the cession statements from AmTrust. This information does not have complete detail by line of business, but was used to create a distribution of paid and incurred losses which we then used to allocate the inception-to-date paid loss and case reserves at each calendar year end. The assumption is that the missing information follows the same distribution as the information provided.
•	IBNR was allocated based on the case reserves determined from the previous allocation by accident year and line of business.

As indicated in the Company’s August 1, 2017 letter, we do not believe these allocated results would improve the understanding of Maiden’s reserves.

2.	Given that you disclose that additional data detailing items such as class of business, state, claim counts, frequency and severity is available for your claims included within your Diversified Reinsurance segment, and you state that the majority of the exposure in the underlying book of business allows for a significant amount of credibility in using parameters derived from historical experience to calculate reserve estimates, please provide us with separate tables with claims information for the individual lines of business within this segment. At a minimum presenting property claims information separately from casualty appears to be required since such claims likely possess dissimilar characteristics. We also note from your response that the ceding commission adjustment based upon the loss performance of the contract. In addition, we note that you report prior period claims development on a line of business basis: for example, for the six months period ended on June 30, 2017, the development was related to change in the actuarial assumptions for a large German personal auto account in the international personal auto line of business.

As a reinsurer, Maiden does not have the ability to broadly report details by class of business, by state or claim counts, frequency and severity. We are limited to the information provided by the cedent and the way we have historically recorded that information. For our small amount of historical direct business, where we have all of the data, we have disclosed line of business by state in our statutory filings. We exited most of the direct business in 2013 and currently have no inforce direct business in the US. We also disclose the domiciliary state of each of our cedents in statutory filings.

As indicated in the Company’s August 1, 2017 letter, the most difficult disaggregation is between the property and casualty lines in multi-line contracts due to the way the accounts are reported to Maiden and due to the way we account for these contracts. As indicated below, reserves are analyzed by cedent and are not recorded by line within cedent other than on an allocated basis. Other complications include refinements of the allocations of reserve changes by underwriting year to accident year as well as the impact of adjustable commissions on loss reserves. For example, an initial booked loss ratio for a quota share may have a higher loss ratio initially which changes in the following year, but commission expense increases. This would show as favorable development in these tables but would produce no impact to the Company’s financials. While we again caution that the disaggregation is of limited value due to the significant allocations which need to be made, in response to your request, we are including separate tables for the following components of the Diversified segment:

•	Diversified US Casualty
•	Diversified US Property
•	Accident & Health
•	International Insurance Services

Page | 2

The process and assumptions used in the allocation process are as follows:

•	For each contract, the expected distribution by line of business is established during contract pricing and remains unchanged throughout the underwriting year.
•	Reserving is completed for each cedent for each underwriting year, in some cases by line of business, but in all cases aggregated back to cedent/contract level for the recording of reserves.
•	The process of breaking premium, paid losses, case reserves and IBNR all use this “priced” distribution for the purpose of allocating by line of business by accident year.

The following Diversified components are not included in the Diversified tables:

•	Bermuda runoff treaty and facultative
•	New European treaty division (first contract written 1/1/2016)

The 12/31/2016 reserves for the items excluded were $8.8 million as the Company views them to be immaterial.

I am available to discuss any of these comments at your convenience.

Sincerely,

/s/ Karen Schmitt

Karen Schmitt

Chief Financial Officer

Maiden Holdings, LTD.

Page | 3

MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

AmTrust Reinsurance Master Quota Share Workers Compensation	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$27,543	$27,023	$44,374	$30,325	$31,329	$31,753	$9
2008	79,898	78,686	81,097	85,159	87,480	85,787	447
2009	104,121	100,371	103,949	104,504	106,294	107,935	44
2010	106,061	100,232	104,495	107,044	110,947	124,660	2,111
2011	155,871	118,422	119,955	123,423	119,714	131,699	2,761
2012		186,296	156,558	172,955	163,781	172,769	1,261
2013			315,984	251,246	232,668	252,850	11,543
2014				450,526	425,250	402,326	35,865
2015					528,481	504,115	92,018
2016						604,404	289,515
Total						$2,418,298	$435,574

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$28,653	$29,763	$31,846	$30,507	$30,310	$31,016
2008	64,541	70,802	75,448	75,753	76,103	77,739
2009	80,685	96,652	99,215	98,567	99,320	100,887
2010	62,085	84,917	96,786	100,769	104,004	113,215
2011	26,278	68,751	92,560	104,119	118,396	115,906
2012		32,741	80,274	117,119	141,451	152,037
2013			50,015	123,030	175,150	203,955
2014				68,925	197,563	279,159
2015					93,450	257,914
2016						109,762
Total						1,441,590
Total net reserves						$976,708

Page | 4

MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

AmTrust Reinsurance Master Quota Share General Liability	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$6,590	$7,446	$(9,206)	$8,332	$8,490	$8,897	$6
2008	27,257	29,471	31,073	31,648	32,818	33,869	36
2009	19,428	30,571	32,400	31,667	31,827	33,448	19
2010	16,436	28,750	34,428	37,167	37,894	38,570	902
2011	15,154	25,682	35,006	39,199	42,212	46,508	1,258
2012		22,791	30,787	40,023	47,414	50,296	639
2013			32,619	41,814	54,146	60,099	5,426
2014				37,676	59,579	61,431	10,366
2015					56,657	75,926	20,958
2016						52,510	27,061
Total						$461,554	$66,671

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$5,659	$6,616	$7,499	$8,153	$7,967	$8,379
2008	21,134	25,558	29,164	32,163	32,687	33,225
2009	8,790	16,102	21,877	25,635	27,902	30,329
2010	5,204	11,499	19,343	25,787	29,757	33,675
2011	2,234	6,019	12,310	22,645	32,786	39,309
2012		3,696	12,011	17,726	28,827	39,781
2013			4,442	10,382	24,731	37,114
2014				3,474	13,946	25,834
2015					6,347	19,852
2016						6,275
Total						273,773
Total net reserves						$187,781

Page | 5

MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

AmTrust Reinsurance Master Quota Share Commercial Auto Liability	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$8,061	$8,604	$9,084	$9,685	$9,830	$10,107	$3
2008	27,050	28,389	29,297	32,305	31,594	33,668	1
2009	22,493	26,802	30,022	29,430	29,315	30,368	2
2010	26,270	31,105	33,598	34,635	35,442	39,754	156
2011	23,686	23,379	28,530	30,244	30,428	34,228	330
2012		27,340	31,288	40,837	43,247	48,672	272
2013			41,132	46,291	50,543	60,675	2,689
2014				50,496	64,308	73,852	8,498
2015					75,417	93,807	18,452
2016						100,752	46,702
Total						$525,883	$77,105

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$7,729	$8,576	$9,680	$9,368	$9,615	$9,829
2008	24,986	28,570	30,743	33,222	32,888	33,647
2009	16,292	21,697	25,462	28,764	29,787	30,111
2010	14,380	21,637	29,103	35,556	36,281	38,905
2011	4,544	12,225	19,049	25,450	30,888	32,341
2012		4,866	13,604	26,076	36,162	44,206
2013			7,351	20,168	35,675	49,282
2014				8,379	23,774	44,668
2015					14,975	44,438
2016						20,960
Total						348,387
Total net reserves						$177,496

Page | 6

MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

AmTrust Reinsurance Hospital Liability	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$—	$—	$—	$—	$—	$—	$—
2008	—	—	—	—	—	—	—
2009	—	—	—	—	—	—	—
2010	—	—	—	—	—	—	—
2011	268	42,944	45,643	57,703	69,731	49,692	(7,912)
2012		77,017	78,771	73,100	77,196	70,430	(32,996)
2013			76,596	68,788	75,064	72,429	(29,878)
2014				67,827	45,427	68,812	(1,085)
2015					52,910	61,768	17,622
2016						57,656	37,287
Total						$380,787	$(16,962)

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$—	$—	$—	$—	$—	$—
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—
2010	—	—	—	—	—	—
2011	1,333	10,470	18,393	34,048	37,051	42,339
2012		—	16,144	39,477	50,117	63,232
2013			1,949	16,816	33,929	49,187
2014				530	6,738	22,907
2015					47	6,214
2016						368
Total						184,247
Total net reserves						$196,540

Page | 7

MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

AmTrust Reinsurance Other (Including Retrocessional Programs)	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$25,642	$24,131	$22,796	$22,189	$22,208	$22,190	$—
2008	91,451	87,914	83,200	89,245	90,732	92,685	961
2009	80,608	80,387	82,421	83,982	85,250	86,078	1,916
2010	130,461	125,031	122,981	123,875	124,878	126,987	7
2011	147,598	141,760	138,781	139,756	139,776	144,076	(1)
2012		159,850	153,366	154,069	151,195	154,965	48
2013			181,740	168,265	164,103	165,564	33
2014				248,142	243,985	238,044	83
2015					320,040	295,642	(7,388)
2016						302,400	117,889
Total						$1,628,631	$113,548

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007	$22,087	$20,590	$18,614	$22,218	$22,217	$22,190
2008	83,683	85,389	83,733	89,957	89,721	89,888
2009	86,679	85,925	85,924	79,398	79,623	81,189
2010	112,897	109,545	107,609	126,149	126,290	126,948
2011	127,537	138,327	135,838	142,448	144,336	144,079
2012		109,192	113,440	154,319	153,353	154,172
2013			149,742	152,738	162,911	165,426
2014				132,257	237,098	237,759
2015					169,328	302,496
2016						118,214
Total						1,442,361
Total net reserves						$186,270

Page | 8

MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

Diversified Reinsurance U.S. Casualty	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007 and prior	$570,859	$563,762	$552,718	$546,160	$552,342	$556,561	$7,626
2008	179,242	159,414	156,195	154,279	155,642	155,965	17,410
2009	173,642	166,358	160,008	160,081	158,660	160,410	13,970
2010	268,694	264,235	310,713	341,940	335,352	340,544	15,528
2011	228,557	244,735	219,923	234,220	237,767	241,352	15,052
2012	—	317,594	278,763	300,639	303,581	312,918	18,811
2013	—	—	342,371	247,636	312,932	332,589	34,198
2014	—	—	—	391,428	344,113	376,104	66,706
2015	—	—	—	—	299,392	309,786	86,124
2016	—	—	—	—	—	287,421	116,062
Total						$3,073,650	$391,487

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007 and prior	$349,690	$394,639	$432,821	$452,716	$470,930	$476,064
2008	83,356	96,594	105,477	111,013	117,842	127,580
2009	45,258	57,920	63,600	68,522	76,127	79,513
2010	183,421	226,245	266,471	291,738	312,932	323,856
2011	65,448	133,485	154,476	180,590	194,943	206,402
2012	—	102,856	173,690	201,190	221,013	243,436
2013	—	—	119,188	192,697	233,927	271,516
2014	—	—	—	122,479	225,996	266,904
2015	—	—	—	—	119,688	187,319
2016	—	—	—	—	—	115,778
Total						2,298,368
Total net reserves						$775,282

Page | 9

Diversified Reinsurance U.S. Property	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007 and prior	$—	$—	$—	$—	$—	$—	$—
2008	16,051	16,011	15,934	15,984	15,922	15,932	100
2009	109,495	109,404	108,496	109,224	109,810	109,351	619
2010	123,023	124,746	120,779	120,551	120,804	121,263	(322)
2011	153,480	159,379	160,585	162,038	160,959	160,987	1,245
2012	—	147,967	164,514	162,140	162,647	161,975	2,378
2013	—	—	109,575	119,369	116,228	116,373	4,898
2014	—	—	—	124,094	142,233	143,556	9,853
2015	—	—	—	—	116,700	120,470	17,068
2016	—	—	—	—	—	101,435	51,508
Total						$1,051,342	$87,347

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007 and prior	$—	$—	$—	$—	$—	$—
2008	14,380	15,055	15,440	15,564	15,627	15,741
2009	90,484	100,943	104,179	106,464	107,609	107,933
2010	84,632	104,160	112,795	116,522	118,208	120,685
2011	67,359	116,449	142,121	153,427	156,122	158,332
2012	—	69,963	114,966	141,693	149,682	155,803
2013	—	—	40,627	77,931	101,973	107,174
2014	—	—	—	48,006	96,525	122,844
2015	—	—	—	—	34,839	79,455
2016	—	—	—	—	—	27,596
Total						895,563
Total net reserves						$155,779

Page | 10

MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

Diversified Reinsurance Accident & Health	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007 and prior	$—	$—	$—	$—	$—	$—	$—
2008	11,153	11,147	11,133	11,111	11,106	11,106	—
2009	80,424	79,810	79,604	79,601	79,666	79,657	18
2010	43,582	43,271	43,048	43,281	43,366	43,366	2
2011	31,461	32,302	32,003	31,994	31,999	31,999	40
2012	—	29,270	31,725	31,860	31,816	31,815	(6)
2013	—	—	24,995	26,171	23,751	23,558	16
2014	—	—	—	27,851	28,839	25,750	523
2015	—	—	—	—	39,768	42,209	10,940
2016	—	—	—	—	—	53,164	38,450
Total						$342,624	$49,983

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007 and prior	$—	$—	$—	$—	$—	$—
2008	11,145	11,142	11,128	11,106	11,106	11,106
2009	79,918	79,776	79,634	79,432	79,654	79,640
2010	33,498	42,809	42,995	43,095	43,365	43,365
2011	8,924	24,105	31,837	31,915	31,990	31,959
2012	—	7,407	23,362	31,733	31,824	31,821
2013	—	—	6,246	17,710	23,125	23,542
2014	—	—	—	8,001	16,909	25,009
2015	—	—	—	—	8,170	29,251
2016	—	—	—	—	—	12,974
Total						288,667
Total net reserves						$53,957

Page | 11

MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

Diversified Reinsurance International Insurance Services	Incurred losses and LAE, net of reinsurance						At December 31, 2016
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016	Total IBNR
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007 and prior	$—	$—	$—	$—	$—	$—	$—
2008	—	—	—	—	—	—	—
2009	—	—	—	—	—	—	—
2010	74,049	73,662	73,514	73,825	72,029	73,621	(2,683)
2011	48,766	47,470	47,536	48,042	48,100	47,832	(291)
2012	—	49,719	45,757	46,169	46,507	47,017	(353)
2013	—	—	45,319	51,487	52,377	52,615	(490)
2014	—	—	—	38,584	48,361	48,888	2,067
2015	—	—	—	—	37,607	40,637	(1,154)
2016	—	—	—	—	—	33,788	9,749
Total						$344,398	$6,845

	Cumulative paid losses and LAE, net of reinsurance
For the Year Ended December 31,	2011	2012	2013	2014	2015	2016
Accident Year:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2007 and prior	$—	$—	$—	$—	$—	$—
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—
2010	30,401	39,490	44,030	46,383	47,945	49,463
2011	26,096	49,185	50,938	52,513	53,049	53,386
2012	—	21,120	38,704	42,153	43,568	44,340
2013	—	—	21,398	40,973	44,485	46,536
2014	—	—	—	19,271	37,797	42,201
2015	—	—	—	—	18,002	35,569
2016	—	—	—	—	—	17,051
Total						288,546
Total net reserves						$55,852

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MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

The following table represents a reconciliation of the net incurred and paid claims development tables to the reserve for loss and LAE in the Consolidated Balance Sheet:

	As at December 31, 2016
	Total Net Reserves	Reinsurance Recoverables on unpaid claims	Total Gross Reserves
Diversified Reinsurance
U.S. Casualty	$775,282	$36,817	$812,099
U.S. Property	155,779	14,467	170,246
Accident & Health	53,957	—	53,957
International Insurance Services	55,852	3,015	58,867
Other Diversified(1)	8,766	—	8,766
Diversified Reinsurance - Segment	1,049,636	54,299	1,103,935

AmTrust Reinsurance
Master Quota Share Workers Compensation	976,708	—	976,708
Master Quota Share General Liability	187,781	—	187,781
Master Quota Share Commercial Auto Liability	177,496	—	177,496
Hospital Liability	196,540	—	196,540
Other (Including Retrocessional Programs)	186,270	32,933	219,203
AmTrust Reinsurance - Segment	1,724,795	32,933	1,757,728

Other	22,129	12,704	34,833
Total claims reserves	$2,796,560	$99,936	$2,896,496

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MAIDEN HOLDINGS, LTD.

PRO-FORMA FOR INFORMATIONAL PURPOSES ONLY

(In thousands of U.S. dollars)

Claims Duration Disclosure

	Average annual payout of incurred claims by age, net of reinsurance
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Diversified Reinsurance
U.S. Casualty	34.7%	22.6%	6.6%	6.1%	0.1%	4.6%
U.S. Property	35.8%	33.3%	17.3%	6.6%	3.1%	1.6%
Accident & Health	24.8%	48.1%	26.4%	0.6%	—%	—%
International Insurance Services	45.4%	29.5%	6.3%	3.2%	0.9%	(1.9)%
Other(1)	17.1%	8.3%	25.7%	25.0%	15.9%	3.0%

Diversified Reinsurance - Segment	35.9%	30.9%	9.7%	5.6%	2.5%	2.8%

AmTrust Reinsurance
Master Quota Share Workers Compensation	18.4%	31.3%	19.9%	11.2%	6.3%	0.9%
Master Quota Share General Liability	7.6%	12.6%	14.5%	20.5%	16.3%	9.3%
Master Quota Share Commercial Auto Liability	14.8%	21.8%	20.2%	18.6%	12.1%	4.7%
Hospital Liability	1.1%	16.3%	26.4%	25.4%	14.2%	1.7%
Other (Including Retrocessional Programs)	62.0%	31.9%	2.9%	(1.0)%	2.7%	(2.4)%

AmTrust Reinsurance - Segment	28.4%	28.0%	14.7%	10.3%	7.7%	1.4%

(1)	Diversified Reinsurance Other line of business refers to Bermuda runoff treaty and the European treaty division which first starting writing business in the first quarter of 2016.

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